NO ACT

DC

P.E.
10-16-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07081742

November 20, 2007

Frederick D. Lipman
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/20/2007

Re: Herley Industries, Inc.
Incoming letter dated October 16, 2007

Dear Mr. Lipman:

This is in response to your letter dated October 16, 2007 concerning the shareholder proposal submitted to Herley by Dolphin Limited Partnership III, L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Justin A. Orlando
Managing Director
Dolphin Limited Partnership III, L.P.
156 West 56th Street
New York, NY 10019

BLANK ROME LLP
COUNSELORS AT LAW

Phone: *(215) 569-5518*
Fax: *(215) 832-5518*
Email: *lipman@blankrome.com*

October 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, DC 20549

Re: Exclusion of Stockholder Proposal Relating to Amendment to Bylaws Regarding Election of Directors

Gentlemen and Ladies:

Herley Industries, Inc. (the "Company") hereby requests that the Staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance upon Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, the Company excludes the stockholder proposal submitted by Dolphin Limited Partnership III; L.P. (the "Proponent") described below (the "Proposal") from its proxy materials for its 2007 annual stockholders' meeting (the "Annual Meeting"). The Company respectfully requests that the Staff concur with the Company's view that the Proposal is excludable on the grounds that, pursuant to Rule 14a-8(i)(9), it directly conflicts with one of the Company's proposals being submitted to the stockholders at the Annual Meeting.

The Proposal

The Proposal calls for the adoption by the Company's stockholders of the following resolution:

> **Resolved:** That the ByLaws of the Company be amended so that Article I, Section 2 is deleted and replaced in its entirety with the language set forth below and that the Bylaws of the Company be further amended where appropriate to make conforming changes to provide for a majority vote standard for directors consistent with the following language:
>
> "Annual Meetings. Annual meetings of stockholders shall be held on such date not earlier than September 1 nor later than March 1 of the subsequent year on such day and at such time as shall be designated from time to time by the Board of Directors. Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors

> at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, then the nominees receiving the highest number of votes up to the number of directors to be elected shall be elected. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director and "withheld" from that director. If an incumbent director is not elected the director shall tender his or her resignation to the Board."

A copy of the complete Proposal is attached hereto as Exhibit A.

The Proposal Directly Conflicts with a Proposal To Be Submitted by the Company at the Annual Meeting

Rule 14a-8(i)(9) states that a registrant may omit a stockholder proposal from its proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Company intends to submit for stockholder action at the Annual Meeting a proposal to amend its bylaws to, while maintaining the plurality vote standard currently in place, provide that, in an uncontested election, a director nominee that receives more "withheld" votes than "for" votes must immediately submit a resignation letter to the remainder of the board of directors upon certification of the stockholder vote and the remainder of the board of directors, upon a process managed by the Nominating Committee and excluding the director nominee in question, must determine within 45 days of receiving such resignation letter whether such resignation will be accepted. The Board of Director's explanation of its decision shall be promptly disclosed on Form 8-K filed with the Commission. Additionally, the Company's proposal provides that any proposal to amend or repeal this provision, which has not previously been approved by the Board of Directors, must be approved by the holders of a majority of the outstanding shares of the Company's common stock. Contrary to the Proposal, the Company's proposal does not prohibit a director nominee that receives less than a majority vote from becoming, or, in the case of an incumbent director, remaining, a director, but rather provides the board of directors with discretion to accept or reject such director nominee's resignation.

The Proposal, which calls for a majority vote standard for the election of directors, would clearly conflict with the Company's proposal and an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate from the share owners.

The Staff has consistently found that stockholder proposals that directly conflict with the company's proposal may be properly omitted pursuant to Rule 14a-8(i)(9) (previously Rule 14a-8(c)(9)). See, e.g., Northern States Power Company (July 25, 2007); Wachovia Corporation (February 7, 2007); The Adams Express Company (December 28, 2000); Competitive Technologies, Inc. (October 7, 1998); Storage Technology Corporation (February 26, 1997); General Electric Corporation (January 28, 1997); AT&T Corporation (December 30, 1996); International Banknote Company, Inc. (March 31, 1988).

BLANK ROME LLP
COUNSELORS AT LAW

Based on the foregoing, the Company respectfully requests the concurrence of the Staff in the Company's determination to omit the Proposal from the Company's proxy materials for the Annual Meeting pursuant to Rule 14a-8(i)(9).

A copy of this letter is being emailed to cfletters@sec.gov in compliance with instructions found on the Commission's website and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). A copy of this letter has also been provided to the Proponent for delivery simultaneously with the filing of this submission with the Commission pursuant to Rule 14a-8(j).

If you have any questions, please do not hesitate to call me at (215) 569-5518 or my colleague, Christin R. Cerullo at (215) 569-5744.

Very truly yours,

Frederick D. Lipman

Exhibit A

DOLPHIN LIMITED PARTNERSHIP III, L.P.

September 18, 2007

VIA FAX AND FEDERAL EXPRESS

Herley Industries, Inc.
101 North Pointe Boulevard
Lancaster, PA 17601

Attention: John A. Thonet, Secretary

Notice to the Secretary

Mr. Thonet:

Dolphin Limited Partnership III, L.P. ("Dolphin") is the holder of 325,000 shares of common stock of Herley Industries, Inc. (the "Company"). Pursuant to the Company's Proxy Statement on Schedule 14A dated January 18, 2007, Dolphin hereby notifies the Company as follows:

1. Dolphin intends to bring the proposal set forth in the attached Annex A before the 2007 Annual Meeting of Shareholders of the Company to be held in February, 2008.

2. Pursuant to Rule 14a-8 under the Securities Exchange Act, Dolphin requests that the proposal be included in the Company's proxy statement and form of proxy for the Annual Meeting, and that Dolphin's supporting statement containing its reasons for introducing the proposal, also set forth in Annex A, be included in the proxy statement as well.

3. The name and address of Dolphin is as set forth in this letter.

4. At all times during the last year, up to and including the date hereof, Dolphin held shares of common stock of the Company with a market value of at least $2,000 and intends to continue to hold at least $2,000 in market value of these shares through the date of the annual meeting.

5. Dolphin intends to appear in person or by proxy at the Annual Meeting to introduce the business specified in this notice.

156 West 56th Street * New York, NY 10019 * Phone: 212-488-1590 *jorlando@dol.fin.com

6. Dolphin has no interest in the proposal other than as a shareholder of the Company seeking to maximize value for all shareholders, as described in the supporting statement.

7. A letter from Bank of America Securities is attached as Annex B, certifying Dolphin's beneficial ownership of shares of common stock and the period of its ownership.

We trust that this notice complies in all respects with the Company's Bylaws and applicable law. If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact us immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,

/s/Justin A. Orlando
Justin A. Orlando
Managing Director

cc: Myron Levy
Abbe L. Dienstag, Esq.

RECEIPT ACKNOWLEDGED ON
September__, 2007
By: Herley Industries, Inc.

By: ______________________
Name:
Title:

Resolved: That the ByLaws of the Company be amended so that Article I, Section 2 is deleted and replaced in its entirety with the language set forth below and that the ByLaws of the Company be further amended where appropriate to make conforming changes to provide for a majority vote standard for directors consistent with the following language:

"Annual Meetings. Annual meetings of stockholders shall be held on such date not earlier than September 1 nor later than March 1 of the subsequent year on such day and at such time as shall be designated from time to time by the Board of Directors. Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, then the nominees receiving the highest number of votes up to the number of directors to be elected shall be elected. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director and "withheld" from that director. If an incumbent director is not elected the director shall tender his or her resignation to the Board."

Supporting Statement:

Section 216 of the General Corporation Law of Delaware, where Herley is incorporated, allows a corporation to deviate from the plurality vote default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending Herley's bylaws to require directors in uncontested elections to be elected by a majority of votes cast at a meeting.

We believe that a majority vote standard for director elections would foster a more robust system of board accountability. Under the current plurality standard, a director nominee can be elected with as little as a single affirmative vote, even if holders of a majority of shares voting exercise their right to withhold support from a nominee. The majority vote standard in board elections would ensure that only directors with broad acceptability among the voting shareholders will be seated on the board, thereby providing shareholders a meaningful role in director elections.

Furthermore, the standard is particularly critical for the director elections in which only board nominated candidates are on the ballot, as has been the case with Herley for the past ten board elections. We believe that a majority vote standard would establish a more challenging vote standard for board nominees and improve the performance of individual directors, the entire board and the Company.

The majority vote proposal has received high levels of support in recent years, winning majority support at companies like Kohl's, Textron, Bank of America, Weyerhaeuser, and others. Leading proxy advisory firms recommend voting in favor of majority vote proposals.

We urge stockholders to promote enhanced board accountability and vote for this director election reform.

Bank of America

Prime Brokerage

September 18, 2007

Herley Industries, Inc.
101 North Pointe Boulevard
Lancaster, PA 17601

Attention: John A. Thonet, Secretary

Re: Rule 14a-8(b)(2)(i) Notice

Mr. Thonet:

We submit this statement on behalf of our customer Dolphin Limited Partnership III, L.P. ("Dolphin") for whom we hold 325,000 shares (the "Shares") of common stock of Herley Industries, Inc.

We hereby confirm that as of the date hereof, Dolphin has held at least 200,000 shares of common stock of Herley Industries, Inc. continuously for at least one year.

Very truly yours,

Bank of America

By: /s/Patricia Dorn
Name: Patricia Dorn
Title: Vice President, Prime Brokerage Operations

Tel: 212-583-8600

Bank of America, NY 1-301-17-02
9 West 57th Street, 17 floor, New York, NY 10019

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Herley Industries, Inc.
Incoming letter dated October 16, 2007

The proposal would amend the bylaws to provide for a majority vote standard for directors.

There appears to be some basis for your view that Herley may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Herley seeking approval of an amendment to your bylaws to maintain the plurality vote standard currently in place but provide that, in an uncontested election, a director nominee that receives more "withheld" votes than "for" votes must immediately submit a resignation letter to the remainder of the board of directors, who will then determine whether to accept the resignation. You also represent that the proposal has terms and conditions that conflict with those set forth in Herley's proposal. Accordingly, we will not recommend enforcement action to the Commission if Herley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END